SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2016

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s Consolidated Financial Results (April 1, 2015 – March 31, 2016) filed with the Tokyo Stock Exchange on Tuesday May 10, 2016.

2.	English press release entitled, “Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2016 and Dividend Forecast for the Fiscal Year Ending March 31, 2017”

3.	English press release entitled, “Announcement Regarding Candidates for Director and Member Composition of the Three Committees of ORIX Corporation”

4.	English press release entitled, “Announcement Regarding Management Changes”

5.	English press release entitled, “Notice on Partial Amendments to ORIX’s Articles of Incorporation”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 10, 2016	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2015 – March 31, 2016

May 10, 2016

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: chun_yang@orix.co.jp

Material Contained in this Report

The Company’s financial information for the fiscal year from April 1, 2015 to March 31, 2016 filed with the Tokyo Stock Exchange and also made public by way of a press release.

Consolidated Financial Results from April 1, 2015 to March 31, 2016

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Year Ended March 31, 2016

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1

	Total Revenues	Year on Year Change	Operating Income	Year on Year Change	Income before Income Taxes*2	Year on Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year on Year Change
March 31, 2016	2,369,202	9.0%	287,741	12.0%	391,302	13.7%	260,169	10.7%
March 31, 2015	2,174,283	58.1%	256,829	26.5%	344,017	20.1%	234,948	25.4%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥223,574 million for the fiscal year ended March 31, 2016 (year-on-year change was a 15.7% decrease) and ¥265,187 million for the fiscal year ended March 31, 2015 (year-on-year change was a 18.6% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*3	Operating Margin
March 31, 2016	198.73	198.52	11.7%	3.5%	12.1%
March 31, 2015	179.47	179.21	11.5%	3.4%	11.8%

“Equity in Net Income of Affiliates” was a net gain of ¥45,694 million for the fiscal year ended March 31, 2016 and a net gain of ¥30,531 million for the fiscal year ended March 31, 2015.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”
*Note 3:	“Return on Assets” is calculated based on “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2016	10,996,906	2,472,819	2,310,431	21.0%	1,764.34
March 31, 2015	11,443,628	2,318,071	2,152,198	18.8%	1,644.60

*Note 4:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Per Share” is calculated based on “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
March 31, 2016	510,562	(552,529)	(48,001)	730,420
March 31, 2015	257,611	(467,801)	213,432	827,518

2. Dividends for the Years Ended March 31, 2016 and 2015 (Unaudited)

	First Quarter end	Second Quarter end	Third Quarter end	Year end	Total	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2015	—	—	—	36.00	36.00	47,188	20.1%	2.3%
March 31, 2016	—	22.00	—	23.75	45.75	59,987	23.0%	2.7%

March 31, 2017 (Est.)	—	23.00	—	—	—	—	—	—

*Note 5:	The amount of Year-end dividend for the fiscal year ending March 31, 2017 has not yet been determined.
*Note 6:	Total dividends paid include dividends paid to the Trust for Officer’s Compensation Board Incentive Plan (77 million yen for FY2015 and 83 million yen for FY2016).

3. Targets for the Year Ending March 31, 2017 (Unaudited)

In order to facilitate a better understanding on our medium- and long- term growth projection for our shareholders and potential investors, we decided to include our medium-term management target in this document. For details, refer to “2. Management Policies (2) Target Performance Indicators” on page 10 and “2. Management policies (3) Medium-Term Management Targets” on page 10.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( ) Exclusion - None ( )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(3) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,058,828 as of March 31, 2016, and 1,323,644,528 as of March 31, 2015.

2. The number of treasury stock shares was 12,848,591 as of March 31, 2016, and 12,847,757 as of March 31, 2015.

3. The average number of outstanding shares was 1,309,135,850 for the fiscal year ended March 31, 2016, and 1,309,143,822 for the fiscal year ended March 31, 2015.

The Company’s shares held through the Board Incentive Plan Trust (1,696,217 shares as of March 31, 2016 and 2,153,800 shares as of March 31, 2015) are not included in the number of treasury stock shares as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Fiscal Year Ended March 31, 2016

			Fiscal Year ended March 31, 2015	Fiscal Year ended March 31, 2016	Change
					Amount	Percent
	Total Revenues	(millions of yen)	2,174,283	2,369,202	194,919	9%
	Total Expenses	(millions of yen)	1,917,454	2,081,461	164,007	9%
	Income before Income Taxes and Discontinued Operations	(millions of yen)	344,017	391,302	47,285	14%
	Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	234,948	260,169	25,221	11%
Earnings Per Share	(Basic)	(yen)	179.47	198.73	19.26	11%
	(Diluted)	(yen)	179.21	198.52	19.31	11%
	ROE*1	(%)	11.5	11.7	0.2	—
	ROA*2	(%)	2.29	2.32	0.03	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Economic Environment

The world economy has been suppressed with low level of growth due primarily to falling commodity prices such as the price of crude oil and fluctuations in financial markets. Moderate economic growth is expected among developed countries. Meanwhile, economic growth in emerging and developing countries is expected to be weak overall and disparity in economic growth among such countries continues to widen. In addition, political and geopolitical tensions in certain regions need to be monitored carefully.

The Japanese economic outlook is becoming increasingly unclear due primarily to economic slowdown in emerging countries and the adoption of negative interest rate policy by the Bank of Japan in the second half of the fiscal year despite positive corporate earnings during the first half.

Overview of Business Performance (April 1, 2015 to March 31, 2016)

Total revenues for the consolidated fiscal year ended March 31, 2016 (hereinafter, “the fiscal year”) increased 9% to ¥2,369,202 million compared to ¥2,174,283 million during the previous fiscal year. Finance revenues increased due primarily to an increase in the average balance of installment loans. In addition, sales of goods and real estate increased due primarily to revenues generated by subsidiaries acquired during the previous fiscal year. Meanwhile, given the significant market improvement during the previous fiscal year, life insurance premiums and related investment income for the fiscal year decreased on a year-on-year basis, due to a significant decrease in investment income from variable annuity and variable life insurance contracts held by Hartford Life Insurance K.K. (hereinafter, “HLIKK”). HLIKK was merged into ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”) on July 1, 2015.

Total expenses increased 9% to ¥2,081,461 million compared to ¥1,917,454 million during the previous fiscal year. Costs of goods and real estate sold increased in line with the aforementioned revenue increases. On the other hand, life insurance costs decreased due to a reversal of liability reserve in line with the aforementioned decrease in investment income from variable annuity and variable life insurance contracts held by HLIKK. In addition, write-downs of long-lived assets decreased compared to the previous fiscal year in which an impairment of large-scale properties under facility operation and leased real estate was recorded.

Equity in net income of affiliates increased due primarily to an increase in the income from the affiliates in the Americas. Gains on sales of subsidiaries and affiliates and liquidation losses, net increased compared to the previous fiscal year due primarily to the recognition of a gain on the partial divestment of shares of Houlihan Lokey, Inc. (hereinafter, “HL”), in connection with its initial public offering in the United States and its becoming an equity method affiliate.

As a result of the foregoing, income before income taxes and discontinued operations for the fiscal year increased 14% to ¥391,302 million compared to ¥344,017 million during the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 11% to ¥260,169 million compared to ¥234,948 million during the previous fiscal year.

Segment Information

Total segment profits for the fiscal year increased 13% to ¥380,110 million compared to ¥336,542 million during the previous fiscal year. While profits from the Retail segment decreased compared to the previous fiscal year in which a bargain purchase gain resulted from the acquisition of HLIKK was recorded, all segments other than Retail segment continued to show strong performance and contributed largely to the overall increase in total segment profits.

Segment information for the fiscal year is as follows:

Corporate Financial Services Segment: Lending, leasing and fee business

	Fiscal Year ended March 31, 2015	Fiscal Year ended March 31, 2016	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	85,502	107,150	21,648	25
Segment Profits	25,519	42,418	16,899	66

	As of March 31, 2015	As of March 31, 2016	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	1,132,468	1,049,867	(82,601)	(7)

The Japanese economic outlook is becoming increasingly unclear due primarily to economic slowdown in emerging countries and the adoption of negative interest rate policy by the Bank of Japan in the second half of the fiscal year despite positive corporate earnings during the first half. The balance of outstanding loan at financial institutions continues to increase and interest rates on loans remain at low levels.

Segment revenues increased 25% to ¥107,150 million compared to ¥85,502 million during the previous fiscal year due to increases in services income and sales of goods primarily from revenue generated by Yayoi Co., Ltd. (hereinafter, “Yayoi”), which we acquired on December 22, 2014, and a robust fee business that serves domestic small- and medium-sized enterprise customers. In addition, gains on sales of investment securities were recognized during the fiscal year, which offset a decrease in finance revenues in line with the decreased average balance of installment loans.

While segment expenses increased compared to the previous fiscal year due primarily to an increase in selling, general and administrative expenses following the consolidation of Yayoi, segment profits increased 66% to ¥42,418 million compared to ¥25,519 million during the previous fiscal year.

Segment assets decreased 7% to ¥1,049,867 million compared to the end of the previous fiscal year due primarily to decreases in installment loans and investment in direct financing leases.

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing

	Fiscal Year ended March 31, 2015	Fiscal Year ended March 31, 2016	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	263,499	271,662	8,163	3
Segment Profits	40,366	42,935	2,569	6

	As of March 31, 2015	As of March 31, 2016	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	662,851	731,329	68,478	10

Revenues have been growing through the high value-added services provided towards the demands in capital investment for boosting competitiveness and further cost reduction while corporate capital investment in general has been decreasing. The volume of new auto leases in Japan during the fiscal year was similar to the level of the previous fiscal year.

Segment revenues increased 3% to ¥271,662 million from ¥263,499 million during the previous fiscal year due primarily to increases in operating leases revenues and finance revenues resulting from the steady expansion of assets in the automobile business and in services income derived from value-added services such as maintenance.

Despite an increase in segment expenses due primarily to increases in the costs of operating leases, services expense, and selling, general and administrative expenses, which were in line with revenue growth, segment profits increased 6% to ¥42,935 million compared to ¥40,366 million during the previous fiscal year.

Segment assets increased 10% to ¥731,329 million compared to the end of the previous fiscal year due primarily to an increase in leasing assets, mainly in the automobile business.

Real Estate Segment: Real estate development and rental, facility operation, REIT asset management, and real estate investment and advisory services

	Fiscal Year ended March 31, 2015	Fiscal Year ended March 31, 2016	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	182,321	191,540	9,219	5
Segment Profits	3,484	42,902	39,418	—

	As of March 31, 2015	As of March 31, 2016	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	835,386	739,592	(95,794)	(11)

The real estate market has remained active due primarily to the quantitative easing policy of the Bank of Japan, including the adoption of negative interest rates. Land prices have been high and office rents and vacancy rates in the Japanese office building market continue to show signs of improvement especially in the Greater Tokyo area. Furthermore, due to an increase in the number of tourists from abroad, we are seeing increases in the occupancy rates and average daily rates of hotels and Japanese inns. Meanwhile, we are also seeing a trend where sales prices of condominiums stopped rising and domestic property acquisitions by foreign funds decreasing.

Segment revenues increased 5% to ¥191,540 million compared to ¥182,321 million during the previous fiscal year due primarily to an increase in services income from the facility operation business, despite a decrease in rental revenues, which are included in operating leases revenues, in line with a decrease in the balance of real estate assets.

Segment expenses decreased compared to the previous fiscal year due primarily to a decrease in write-downs of long-lived assets and decreases in interest expense and costs of operating leases in line with decreased asset balance.

As a result of the foregoing, segment profits increased significantly by approximately twelve times to ¥42,902 million compared to ¥3,484 million during the previous fiscal year.

Segment assets decreased 11% to ¥739,592 million compared to the end of the previous fiscal year due primarily to a decrease in investment in operating leases, which resulted from sales of rental properties, and a decrease in installment loans and investment in securities.

Investment and Operation Segment: Environment and energy-related business, principal investment, and loan servicing (asset recovery)

	Fiscal Year ended March 31, 2015	Fiscal Year ended March 31, 2016	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	666,120	1,028,355	362,235	54
Segment Profits	42,414	57,220	14,806	35

	As of March 31, 2015	As of March 31, 2016	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	660,014	704,156	44,142	7

In Japan, while the government is reassessing its renewable energy purchase program, the significance of renewable energy in the mid- to long- term is on the rise with investment targets expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital market, since January 2016, size of merger and acquisitions (hereinafter “M&A”) transactions appear to have decreased despite an increase in the total number of M&A transactions closed during the fiscal year compared to previous fiscal year in which several large cross-border M&A transactions took place.

Segment revenues increased 54% to ¥1,028,355 million compared to ¥666,120 million during the previous fiscal year due primarily to a significant increase in sales of goods and real estate contributed by subsidiaries acquired during the previous fiscal year and an increase in gains on sale of condominium by DAIKYO INCORPORATED (hereinafter, “DAIKYO”). An increase in the amount of services income from the environment and energy-related business also contributed.

Segment expenses also increased compared to the previous fiscal year due to an increase in expenses in connection with acquired subsidiaries including DAIKYO and the environment and energy-related business, each of which increased in line with segment revenues expansion.

As a result of the foregoing and the recognition of gains on sales of shares of subsidiaries, segment profits increased 35% to ¥57,220 million compared to ¥42,414 million during the previous fiscal year.

Segment assets increased 7% to ¥704,156 million compared to the end of the previous fiscal year due primarily to an increase in property under facility operations in the environment and energy-related business and investment in affiliates resulting from the investment in the facility operation business of the Kansai and Osaka International Airports. Meanwhile, installment loans, investment in securities and inventories decreased.

Retail Segment: Life insurance, banking and card loan business

	Fiscal Year ended March 31, 2015	Fiscal Year ended March 31, 2016	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	425,977	254,289	(171,688)	(40)
Segment Profits	120,616	51,756	(68,860)	(57)

	As of March 31, 2015	As of March 31, 2016	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	3,700,635	3,462,772	(237,863)	(6)

Although the life insurance business in Japan is affected by macroeconomic factors such as population decline, we are seeing an increasing number of companies launching new insurance products in response to the rising demand for medical insurance. On the other hand, with the introduction of negative interest rate policy, we are also seeing certain discontinued products and increased insurance premium for new contract. In the consumer finance sector, banks and other lenders are expanding their assets to further secure new revenue streams, and competition in the lending business continues to intensify on the back of the current low interest rate environment.

Segment revenues decreased 40% to ¥254,289 million compared to ¥425,977 million during the previous fiscal year due to a significant decrease in investment income from variable annuity and variable life insurance contracts held by HLIKK, offsetting a steady increase in life insurance revenue generated by ORIX Life Insurance and an increase in finance revenues in the banking business.

Segment expenses decreased compared to the previous fiscal year due primarily to a reversal of liability reserve for the aforementioned decrease in investment income of HLIKK.

As a result of the foregoing and the recognition of a bargain purchase gain from the acquisition of HLIKK last fiscal year, segment profits decreased 57% to ¥51,756 million compared to ¥120,616 million during the previous fiscal year.

Segment assets decreased 6% to ¥3,462,772 million compared to the end of the previous fiscal year due primarily to a substantial decrease in investment in securities held by HLIKK, offsetting an increase in installment loans in the banking business.

Overseas Business Segment: Leasing, lending, investment in bonds, asset management and ship- and aircraft-related operations

	Fiscal Year ended March 31, 2015	Fiscal Year ended March 31, 2016	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	561,893	526,008	(35,885)	(6)
Segment Profits	104,143	142,879	38,736	37

	As of March 31, 2015	As of March 31, 2016	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	2,178,895	2,284,733	105,838	5

The world economy has been suppressed with low level of growth due primarily to falling commodity prices such as the price of crude oil and fluctuations in financial markets. While moderate economic growth is expected among developed countries, economic growth in emerging and developing countries is expected to be weak overall and disparity in economic growth among such countries continues to widen. In addition, political and geopolitical tensions in certain regions need to be monitored carefully.

Segment revenues decreased 6% to ¥526,008 million compared to ¥561,893 million during the previous fiscal year due to a decrease in gains on sales of investment securities and the deconsolidation of HL, despite increases in sales of goods and finance revenues in the Americas, and increases in operating leases revenues in Asia.

Segment expenses decreased compared to the previous fiscal year due to the deconsolidation of HL, despite an increase in costs of operating leases.

Segment profits increased 37% to ¥142,879 million compared to ¥104,143 million in the previous fiscal year due primarily to the recognition of a gain on the partial divestment of HL shares in connection with its initial public offering in the United States and an increase in income from affiliates in the Americas.

Segment assets increased 5% to ¥2,284,733 million compared to the end of the previous fiscal year due primarily to an increase in investment in operating leases by the aircraft-related operations and an increase in corporate lending in the Americas and an increase in installment loans resulted from the acquisition of an auto loan company in Asia.

Outlook and Forecast

In addition to sustainable growth exhibited in our existing business operations, we believe that there are further growth opportunities in all of our segments, and we will strive to achieve sustainable profit growth by capitalizing on these profit opportunities going forward. For details of medium-term management targets, refer to “2. Management Policies (3) Medium-Term Management Targets” on page 10.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs to forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

(2) Analysis of Consolidated Financial Condition

Assets, Liabilities, Shareholders’ Equity and Cash Flow Information

		As of March 31, 2015	As of March 31, 2016	Change
				Amount	Percent
Total Assets	(millions of yen)	11,443,628	10,996,906	(446,722)	(4)%
(Segment Assets)		9,170,249	8,972,449	(197,800)	(2)%
Total Liabilities	(millions of yen)	9,058,656	8,516,620	(542,036)	(6)%
(Long- and Short-term Debt)		4,417,730	4,290,530	(127,200)	(3)%
(Deposits)		1,287,380	1,398,472	111,092	9%
Shareholders’ Equity	(millions of yen)	2,152,198	2,310,431	158,233	7%
Shareholders’ Equity Per Share	(yen)	1,644.60	1,764.34	119.74	7%

Note:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets decreased 4% to ¥10,996,906 million compared to ¥11,443,628 million at the end of the previous fiscal year. Installment loans increased due primarily to an increase in the banking business in Japan and increase in corporate lending in the Americas and installment loans resulted from the acquisition of an auto loan company in Asia. In addition, investment in operating leases increased due primarily to purchases of aircrafts in the Overseas Business segment. Meanwhile, investment in securities decreased due primarily to surrender of variable annuity and variable life insurance contracts held by HLIKK and a decrease in investment income from these contracts. Segment assets decreased 2% to ¥8,972,449 million compared to the end of the previous fiscal year.

We manage our balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets, our liquidity on hand as well as the domestic and overseas financial environments. As a result, long- and short-term debt decreased and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances decreased compared to the end of the previous fiscal year due to the surrender of variable annuity and variable life insurance contracts held by HLIKK and a reversal of liability reserve in line with the decrease in investment income as mentioned above.

Shareholders’ equity increased 7% to ¥2,310,431 million compared to the end of the previous fiscal year due primarily to an increase in retained earnings.

Summary of Cash Flows

Cash and cash equivalents decreased by ¥97,098 million to ¥730,420 million compared to the end of the previous fiscal year.

Cash flows provided by operating activities were ¥510,562 million during the fiscal year, up from ¥257,611 million during the previous fiscal year due primarily to an increase in net income and a decrease in a decrease in policy liabilities and policy account balances.

Cash flows used in investing activities were ¥552,529 million during the fiscal year, up from ¥467,801 million during the previous fiscal year. This change was primarily due to increases in purchases of lease equipment and investment in affiliates, in addition to decreases in proceeds from sales of operating lease assets and principal collected on installment loans.

Cash flows used in financing activities were ¥48,001 million during the fiscal year compared to the inflow of ¥213,432 million during the previous fiscal year. This change was primarily due to an increase in repayment of debt with maturities longer than three months.

Trend in Cash Flow-Related Performance Indicators

	March 31, 2015		March 31, 2016
Shareholders’ Equity Ratio	18.8%		21.0%
Shareholders’ Equity Ratio (Market Capitalization basis)	19.3%		19.1%
Interest-bearing Debt to Cash Flow Ratio	22.1		11.1
Interest Coverage Ratio	3.5	X	7.0	X

Shareholders’ Equity Ratio: ORIX Corporation Shareholders’ Equity/Total Assets

Shareholders’ Equity Ratio (Market Capitalization basis): Market Capitalization/Total Assets

Interest-bearing Debt to Cash Flow Ratio: Interest-bearing Debt/Cash Flow

Interest Coverage Ratio: Cash Flow/Interest Payments

Note 2:	All figures have been calculated on a consolidated basis.
Note 3:	Market Capitalization has been calculated based on the number of outstanding shares excluding treasury stock.
Note 4:	Cash flow refers to cash flows from operating activities.
Note 5:	Interest-bearing debt refers to short- and long-term debt and deposits listed on the consolidated balance sheets.

(3) Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2016 and the Fiscal Year Ending March 31, 2017

ORIX aims to increase shareholder value by utilizing profits earned from business activities that were secured primarily as retained earnings, to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at the level in line with its business performance.

Based on this fundamental, dividend is paid twice in the fiscal year and the annual dividend is raised to 45.75 yen per share (interim dividend paid is 22.00 yen per share and year-end dividend is 23.75 yen per share) from 36.00 yen per share in the previous fiscal year.

With regards to the decision of share buyback, ORIX aims to act with flexibility and swiftness while considering various factors such as the adequate level of the Company’s retained earnings, the soundness of financial condition and external factors such as changes in the business environment and share price valuation and its trend.

For the next fiscal year ending on March 31, 2017, we will continue to focus on the optimal balance between securing capital for investment in future profit growth and providing the appropriate level of dividend to shareholders. Furthermore, dividend distribution for the next fiscal year is also scheduled twice a year with an interim dividend and a year-end dividend. The interim dividend for the next fiscal year is projected at 23.00 yen per share. The year-end dividend for the next fiscal year is to be determined.

(4) Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2016, we believe no additional items have arisen concerning “Risk Factors” as stated in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 25, 2015.

2. Management Policies

(1) Management’s Basic Policy

The ORIX Group’s corporate philosophy and management policy are described below.

Corporate Philosophy

ORIX is constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new values for customers.

Management Policy

•	ORIX strives to meet the diverse needs of its customers and to deepen trust by consistently providing superior services.

•	ORIX aims to strengthen its base of operations and achieve sustained growth by integrating its resources to promote synergies among different units.

•	ORIX endeavors to develop a corporate culture that shares a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

•	ORIX aims to attain stable medium- and long-term growth in shareholder value by implementing these initiatives.

Action Guidelines

Creativity:	Develop the flexibility and foresight to consistently take actions that are creative and innovative.
Integration:	Enhance ORIX Group strength by actively exchanging knowledge, ideas, and experiences.

(2) Target Performance Indicators

In its pursuit of sustainable growth, ORIX uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and ROA to indicate asset efficiency. ORIX aims to achieve a mid-term net income target of ¥300 billion for the fiscal year ending March 31, 2018, and to maintain ROE around 11% to 12% by striving to increase asset efficiency through quality asset expansion to capture business opportunities along with increased capital efficiency by strengthening profit-earning opportunities such as fee-based businesses.

Three-year trends in performance indicators are as follows.

		March 31, 2014	March 31, 2015	March 31, 2016
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	187,364	234,948	260,169
ROE	(%)	10.5	11.5	11.7
ROA	(%)	2.14	2.29	2.32

(3) Medium-Term Management Targets

ORIX continues to provide innovative and flexible solutions to address changes in the market environment and customer needs. ORIX’s diversified business portfolio consists of six business segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business. These business segments are closely integrated with each other to create greater value through sharing know-how and expertise.

ORIX, using its diversified business portfolio as a basis, intends to capitalize on its business foundation, client base, industry know-how and accumulated expertise, to continuously improve profitability by providing high value-added services to the market. Furthermore, under our mid-term strategy of “Expansion in Non-Finance Business”, ORIX aims to achieve sustainable profit growth.

Our strategy of “Expansion in Non-Finance Business” consists of “Organic growth” and “New investment in key areas”. With these principles, we will pursue new business arising from the changing business environment.

“Organic growth”: Deepen our strengths and expertise to further expand our existing operations both in Japan and abroad. Those in Japan include fee business, automobile-related business, facility operation business, and life insurance business. Those abroad include automobile-related business, and further diversification towards non-finance business.

“New investment in key areas”: Continue to pursue new investment opportunities in key areas identified as the environment and energy-related business and principal investment in Japan and abroad, the network in Asia, global asset management, and concession business.

(4) Corporate Challenges to be Addressed

It is vital for ORIX to continue to maintain and develop a business structure that can be flexibly and swiftly adapted to the changing business environment. ORIX will take the following three steps in order to achieve the aforementioned mid-term management targets.

1.	Further advancement of risk management

2.	Pursue transactions that are both socially responsible and economically viable

3.	Create a fulfilling workplace

1.

Further advancement of risk management: Fortify ORIX’s growth-supporting risk management foundation by enhancing the expertise necessary to manage risk, and further refining the ability to discern good risks from bad ones.

2.

Pursue transactions that are both socially responsible and economically viable: Pursue transactions that are socially responsible from a social and environmental standpoint while providing products and services that are valued by clients and improve ORIX’s overall profitability.

3.

Create a fulfilling workplace: Focus on ORIX’s strengths as a global organization to create a fulfilling work environment for all employees regardless of nationality, age, gender, background or position.

3. Consideration in the Selection of Accounting Standard

We have been preparing our financial statements in accordance with US GAAP. We believe that US GAAP is the accounting standard that most appropriately reflects our business activities in our financial reporting.

Reporting in US GAAP enables us to maintain consistency and comparability with past financial results and we believe that is beneficial for our shareholders.

4. Financial Information

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2015 and 2016)

(Unaudited)

		(millions of yen)
Assets	As of March 31, 2015	As of March 31, 2016
Cash and Cash Equivalents	827,518	730,420
Restricted Cash	85,561	80,979
Investment in Direct Financing Leases	1,216,454	1,190,136
Installment Loans	2,478,054	2,592,233
(The amounts of ¥15,361 million as of March 31, 2015 and ¥20,673 million as of March 31, 2016 are measured at fair value by electing the fair value option under ASC 825.)
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(72,326)	(60,071)
Investment in Operating Leases	1,296,220	1,349,199
Investment in Securities	2,846,257	2,344,792
(The amounts of ¥16,891 million as of March 31, 2015 and ¥27,367 million as of March 31, 2016 are measured at fair value by electing the fair value option under ASC 825.)
Property under Facility Operations	278,100	327,016
Investment in Affiliates	378,087	530,667
Trade Notes, Accounts and Other Receivable	348,404	294,638
Inventories	165,540	139,950
Office Facilities	131,556	120,173
Other Assets	1,464,203	1,356,774
(The amounts of ¥36,038 million as of March 31, 2015 and ¥37,855 million as of March 31, 2016 are measured at fair value by electing the fair value option under ASC 825.)

Total Assets	11,443,628	10,996,906

Liabilities and Equity

Short-Term Debt	284,785	349,624
Deposits	1,287,380	1,398,472
Trade Notes, Accounts and Other Payable	335,936	266,216
Policy Liabilities and Policy Account Balances	2,073,650	1,668,636
(The amounts of ¥1,254,483 million as of March 31, 2015 and ¥795,001 million as of March 31, 2016 are measured at fair value by electing the fair value option under ASC 825.)
Current and Deferred Income Taxes	345,514	358,758
Long-Term Debt	4,132,945	3,940,906
Other Liabilities	598,446	534,008

Total Liabilities	9,058,656	8,516,620

Redeemable Noncontrolling Interests	66,901	7,467

Commitments and Contingent Liabilities

Common Stock	220,056	220,469
Additional Paid-in Capital	255,595	257,629
Retained Earnings	1,672,585	1,864,241
Accumulated Other Comprehensive Income	30,373	(6,222)
Treasury Stock, at Cost	(26,411)	(25,686)

Total ORIX Corporation Shareholders’ Equity	2,152,198	2,310,431

Noncontrolling Interests	165,873	162,388

Total Equity	2,318,071	2,472,819

Total Liabilities and Equity	11,443,628	10,996,906

	As of March 31, 2015	As of March 31, 2016
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	50,330	47,185
Defined benefit pension plans	(19,448)	(23,884)
Foreign currency translation adjustments	431	(24,766)
Net unrealized losses on derivative instruments	(940)	(4,757)

	30,373	(6,222)

(2) Condensed Consolidated Statements of Income

(For the Years Ended March 31, 2015 and 2016)

(Unaudited)

			(millions of yen)
	Year Ended March 31, 2015	Period -over- period (%)	Year Ended March 31, 2016	Period -over- period (%)
Revenues:
Finance revenues	186,883	97	200,889	107
Gains on investment securities and dividends	56,395	207	35,786	63
Operating leases	363,095	110	373,910	103
Life insurance premiums and related investment income	351,493	226	189,421	54
Sales of goods and real estate	450,869	251	834,010	185
Services income	765,548	156	735,186	96

Total Revenues	2,174,283	158	2,369,202	109

Expenses:
Interest expense	72,647	88	72,821	100
Costs of operating leases	238,157	110	245,069	103
Life insurance costs	271,948	251	121,282	45
Costs of goods and real estate sold	402,021	247	748,259	186
Services expense	425,676	164	445,387	105
Other (income) and expense, net	23,674	—	(3,729)	—
Selling, general and administrative expenses	427,816	135	422,692	99
Provision for doubtful receivables and probable loan losses	11,631	84	11,717	101
Write-downs of long-lived assets	34,887	149	13,448	39
Write-downs of securities	8,997	113	4,515	50

Total Expenses	1,917,454	164	2,081,461	109

Operating Income	256,829	126	287,741	112

Equity in Net Income of Affiliates	30,531	166	45,694	150
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	20,575	32	57,867	281
Bargain Purchase Gain	36,082	—	—	—

Income before Income Taxes and Discontinued Operations	344,017	120	391,302	114

Provision for Income Taxes	89,057	90	120,312	135

Income from Continuing Operations	254,960	136	270,990	106

Discontinued Operations:
Income from discontinued operations, net	463		—
Provision for income taxes	(166)		—

Discontinued operations, net of applicable tax effect	297	4	—	—

Net Income	255,257	131	270,990	106

Net Income Attributable to the Noncontrolling Interests	15,339	402	10,002	65

Net Income Attributable to the Redeemable Noncontrolling Interests	4,970	121	819	16

Net Income Attributable to ORIX Corporation Shareholders	234,948	125	260,169	111

Note:

Pursuant to ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Years Ended March 31, 2015 and 2016)

(Unaudited)

		(millions of yen)
	Year Ended March 31, 2015	Year Ended March 31, 2016
Net Income:	255,257	270,990

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	9,867	(3,121)
Net change of defined benefit pension plans	(14,952)	(4,123)
Net change of foreign currency translation adjustments	37,155	(26,957)
Net change of unrealized losses on derivative instruments	(561)	(4,063)
Total other comprehensive income (loss)	31,509	(38,264)

Comprehensive Income	286,766	232,726

Comprehensive Income Attributable to the Noncontrolling Interests	7,314	7,414

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	14,265	1,738

Comprehensive Income Attributable to ORIX Corporation Shareholders	265,187	223,574

(4) Condensed Consolidated Statements of Changes in Equity

(For the Years Ended March 31, 2015 and 2016)

(Unaudited)

	(millions of yen)
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2014	219,546	255,449	1,468,172	38	(23,859)	1,919,346	177,019	2,096,365

Contribution to subsidiaries						—	26,447	26,447
Transaction with noncontrolling interests		(505)		96		(409)	(40,735)	(41,144)
Comprehensive income, net of tax:
Net income			234,948			234,948	15,339	250,287
Other comprehensive income (loss)
Net change of unrealized gains(losses) on investment in securities				11,679		11,679	(1,812)	9,867
Net change of defined benefit pension plans				(13,218)		(13,218)	(1,734)	(14,952)
Net change of foreign currency translation adjustments				32,284		32,284	(4,424)	27,860
Net change of unrealized losses on derivative instruments				(506)		(506)	(55)	(561)

Total other comprehensive income (loss)						30,239	(8,025)	22,214

Total comprehensive income						265,187	7,314	272,501

Cash dividends			(30,117)			(30,117)	(4,172)	(34,289)
Exercise of stock options	510	504				1,014	—	1,014
Acquisition of treasury stock					(3,423)	(3,423)	—	(3,423)
Disposal of treasury stock		(697)	(174)		871	—	—	—
Other, net		844	(244)			600	—	600

Balance at March 31, 2015	220,056	255,595	1,672,585	30,373	(26,411)	2,152,198	165,873	2,318,071

Contribution to subsidiaries						—	6,801	6,801
Transaction with noncontrolling interests		1,918				1,918	(10,519)	(8,601)
Comprehensive income, net of tax:
Net income			260,169			260,169	10,002	270,171
Other comprehensive income (loss)
Net change of unrealized gains(losses) on investment in securities				(3,145)		(3,145)	24	(3,121)
Net change of defined benefit pension plans				(4,436)		(4,436)	313	(4,123)
Net change of foreign currency translation adjustments				(25,197)		(25,197)	(2,679)	(27,876)
Net change of unrealized losses on derivative instruments				(3,817)		(3,817)	(246)	(4,063)

Total other comprehensive income (loss)						(36,595)	(2,588)	(39,183)

Total comprehensive income						223,574	7,414	230,988

Cash dividends			(76,034)			(76,034)	(7,181)	(83,215)
Exercise of stock options	413	409				822	—	822
Acquisition of treasury stock					(2)	(2)	—	(2)
Disposal of treasury stock		(426)	(53)		727	248	—	248
Adjustment of redeemable noncontrolling interests to redemption value			7,557			7,557	—	7,557
Other, net		133	17			150	—	150

Balance at March 31, 2016	220,469	257,629	1,864,241	(6,222)	(25,686)	2,310,431	162,388	2,472,819

Note:	Changes in the redeemable noncontrolling interests are not included in the table.

(5) Condensed Consolidated Statements of Cash Flows

(For the Years Ended March 31, 2015 and 2016)

(Unaudited)

	Millions of yen
	Year ended March 31, 2015	Year ended March 31, 2016
Cash Flows from Operating Activities:
Net income	255,257	270,990
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	229,583	244,853
Provision for doubtful receivables and probable loan losses	11,631	11,717
Equity in net income of affiliates (excluding interest on loans)	(30,267)	(44,333)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(20,575)	(57,867)
Bargain purchase gain	(36,082)	—
Gains on sales of available-for-sale securities	(32,077)	(32,126)
Gains on sales of operating lease assets	(34,425)	(38,340)
Write-downs of long-lived assets	34,887	13,448
Write-downs of securities	8,997	4,515
Decrease (Increase) in restricted cash	(1,922)	9,009
Decrease in trading securities	441,554	461,298
Decrease (Increase) in inventories	(13,481)	20,935
Increase in trade notes, accounts and other receivable	(20,742)	(8,224)
Increase (Decrease) in trade notes, accounts and other payable	34,275	(41,004)
Decrease in policy liabilities and policy account balances	(506,043)	(405,014)
Other, net	(62,959)	100,705

Net cash provided by operating activities	257,611	510,562

Cash Flows from Investing Activities:
Purchases of lease equipment	(907,484)	(991,154)
Principal payments received under direct financing leases	488,522	515,053
Installment loans made to customers	(1,109,458)	(1,101,807)
Principal collected on installment loans	977,272	948,057
Proceeds from sales of operating lease assets	272,040	239,911
Investment in affiliates, net	(27,698)	(70,569)
Proceeds from sales of investment in affiliates	2,128	20,991
Purchases of available-for-sale securities	(982,415)	(864,874)
Proceeds from sales of available-for-sale securities	511,868	464,232
Proceeds from redemption of available-for-sale securities	398,280	381,099
Purchases of held-to-maturity securities	(20,522)	(538)
Purchases of other securities	(27,489)	(32,818)
Proceeds from sales of other securities	67,982	48,594
Purchases of property under facility operations	(81,311)	(91,492)
Acquisitions of subsidiaries, net of cash acquired	(73,240)	(47,324)
Sales of subsidiaries, net of cash disposed	47,800	39,437
Other, net	(4,076)	(9,327)

Net cash used in investing activities	(467,801)	(552,529)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	3,819	(4,707)
Proceeds from debt with maturities longer than three months	1,337,870	1,376,125
Repayment of debt with maturities longer than three months	(1,178,401)	(1,470,325)
Net increase in deposits due to customers	80,924	111,220
Cash dividends paid to ORIX Corporation shareholders	(30,117)	(76,034)
Contribution from noncontrolling interests	7,919	6,117
Cash dividends paid to redeemable noncontrolling interests	(3,030)	(11,272)
Net increase in call money	6,000	36,500
Other, net	(11,552)	(15,625)

Net cash provided by (used in) financing activities	213,432	(48,001)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	6,237	(7,130)

Net increase (decrease) in Cash and Cash Equivalents	9,479	(97,098)
Cash and Cash Equivalents at Beginning of Year	818,039	827,518

Cash and Cash Equivalents at End of Year	827,518	730,420

(6) Assumptions for Going Concern

There is no corresponding item.

(7) Segment Information (Unaudited)

1. Segment Information by Sector

						(millions of yen)

	Year ended March 31, 2015		Year ended March 31, 2016		March 31, 2015	March 31, 2016
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets

Corporate Financial Services	85,502	25,519	107,150	42,418	1,132,468	1,049,867
Maintenance Leasing	263,499	40,366	271,662	42,935	662,851	731,329
Real Estate	182,321	3,484	191,540	42,902	835,386	739,592
Investment and Operation	666,120	42,414	1,028,355	57,220	660,014	704,156
Retail	425,977	120,616	254,289	51,756	3,700,635	3,462,772
Overseas Business	561,893	104,143	526,008	142,879	2,178,895	2,284,733

Segment Total	2,185,312	336,542	2,379,004	380,110	9,170,249	8,972,449

Difference between Segment Total and Consolidated Amounts	(11,029)	7,475	(9,802)	11,192	2,273,379	2,024,457

Consolidated Amounts	2,174,283	344,017	2,369,202	391,302	11,443,628	10,996,906

Note 1:

The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

For certain VIEs that are used for securitization and are consolidated in accordance with ASC 810 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

Note 3:	Inter-segment transactions have been included in segment revenues, and eliminations of inter-segment transactions have been included in difference between segment total and consolidated amounts.

2. Geographic Information

					(millions of yen)

	Year Ended March 31, 2015
	Japan	The Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	1,602,610	209,923	363,964	(2,214)	2,174,283
Income before Income Taxes*1	228,063	32,382	84,035	(463)	344,017

					(millions of yen)

	Year Ended March 31, 2016
	Japan	The Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	1,827,582	186,186	355,434	—	2,369,202
Income before Income Taxes*1	241,794	74,546	74,962	—	391,302

*Note 1:	Results of discontinued operations, pre-tax are included in each amount attributed to each geographic area.
*Note 2:	Mainly the United States
*Note 3:	Mainly Asia, Europe, Australasia and Middle East
Note 4:

Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the fiscal year ended March 31, 2015 and 2016. The revenues of Robeco aggregated on a legal entity basis were ¥99,059 million in the Americas and ¥96,966 million in Other for the fiscal year ended March 31, 2015, and ¥108,446 million in the Americas and ¥76,726 million in Other for the fiscal year ended March 31, 2016.

(8) Per Share Data

(For the Years Ended March 31, 2015 and 2016)

(Unaudited)

	Year ended March 31, 2015	Year ended March 31, 2016

		(millions of yen)
Income from continuing operations for diluted EPS Computation	234,651	260,169

		(thousands of shares)
Weighted-average shares	1,309,144	1,309,136
Effect of Dilutive Securities -
Exercise of stock option	1,865	1,377

Weighted-average shares for diluted EPS computation	1,311,009	1,310,513

		(yen)
Earnings per share for income attributable to ORIX Corporation shareholders from continuing operations
Basic	179.24	198.73
Diluted	178.99	198.52

		(yen)
Shareholders’ equity per share	1,644.60	1,764.34

Note:	In fiscal 2015, the diluted EPS calculation excludes stock options for 6,499 thousand shares, as they were antidilutive.
In fiscal 2016, the diluted EPS calculation excludes stock options for 4,370 thousand shares, as they were antidilutive.

(9) Significant Accounting Policies

(Application of New Accounting Standards)

There are no significant changes from the description in Form 20-F filed on June 25, 2015.

(Subsequent Events)

There are no material subsequent events.

Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2016 and Dividend Forecast for the Fiscal Year Ending March 31, 2017

TOKYO, Japan—May 10, 2016—ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced the details relating to expected dividend for the fiscal year ended March 31, 2016. The dividend amount will be formally decided at a meeting of the Board of Directors held on May 23, 2016, after a statutory audit of the financial reports for the fiscal year ended March 31, 2016. The dividend forecast for the fiscal year ending March 31, 2017 (hereinafter, the “Current Fiscal Year”) is also included in this announcement as below.

Dividend Detail for the Fiscal Year Ended March 31, 2016

	Amount Decided	Previous Dividend Forecast (Announced on October 29, 2015)	Dividend Paid for the Fiscal Year Ended March 31, 2015
Record Date	March 31, 2016	March 31, 2016	March 31, 2015
Dividend Per Share (Annual)	23.75 yen (45.75 yen)	23.00 yen (45.00 yen)	36.00 yen (36.00 yen)
Total Dividend Amount (Annual)	31,141 million yen (59,987 million yen)	—	47,188 million yen (47,188 million yen)
Effective Date	June 1, 2016	—	June 3, 2015
Source of Dividend	Retained earnings	—	Retained earnings

Basic Profit Distribution Policy

ORIX aims to increase shareholder value by utilizing the profits earned from its business activities that were secured primarily as retained earnings, for strengthening its business foundation and investments for growth. At the same time, ORIX will make steady and sustainable distribution of dividends that reflect its business performance.

Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act flexibly and accordingly by considering the factors such as changes in the economic environment, trend in stock prices, and the company’s financial condition.

The dividend payout ratio for the fiscal year ended March 31, 2016 has also been decided at 23%, up 3% from the fiscal year ended March 31, 2015.

Dividend Forecast for the Fiscal Year Ending March 31, 2017

The dividend forecast for the Current Fiscal Year has been determined following consideration of the optimal balance between securing capital for investment in future profit growth and return to the shareholders. The interim dividend for the Current Fiscal Year is forecasted at 23 yen per share.

Dividend Per Share
	Interim	Fiscal Year End	Annual
Dividend Forecast	23yen	—	—

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into the lending, investment, life insurance, banking, asset management, automobile-related, real estate and environment and energy-related businesses. Since its first overseas expansion into Hong Kong in 1971, ORIX has spread its business globally by establishing locations in a total of 36 countries and regions across the world. Moving forward, ORIX aims to contribute to society while continuing to capture new business opportunities. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2015 – March 31, 2016.”

Announcement Regarding Candidates for Director and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan—May 10, 2016—ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement that the Nominating Committee has decided the candidates for Director. The nominations are scheduled to be finalized at the 53rd Annual General Meeting of Shareholders of the Company on June 21, 2016.

The Company announced today that it has decided the composition of the Audit, Nominating and Compensation Committees in a Board of Directors meeting held today. All three Committees are to be formed entirely by non-executive directors. The nominations are scheduled to be finalized at the Board of Directors meeting after the 53rd Annual General Meeting of Shareholders of the Company on June 21, 2016. Candidates for the 13 director positions (including 6 Outside Directors) are as follows:

Makoto Inoue	Eiko Tsujiyama (Outside Director)
Kazuo Kojima	Robert Feldman (Outside Director)
Tamio Umaki	Takeshi Niinami (Outside Director)
Katsunobu Kamei	Nobuaki Usui (Outside Director)
Yuichi Nishigori	Ryuji Yasuda (Outside Director)
Kiyoshi Fushitani (newly nominated)	Heizo Takenaka (Outside Director)
Hideaki Takahashi (Non-Executive Director)

Details on Candidates for New Director

Kiyoshi Fushitani (Born November 22, 1950)

Apr.1973	The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation)
Feb.1975	Joined Orient Leasing Co., Ltd. (currently ORIX Corporation)
Sep.2011	Chairman, ORIX Investment Corporation
Sep.2012	Deputy Head of Global Business and Alternative Investment Headquarters
Jan.2015	Corporate Senior Vice President
Head of Global Transportation Services Headquarters (Present position)
Jun.2015	Head of East Asia Business Headquarters (Present position)
Jan.2016	Corporate Executive Vice President (Present position)
Head of Global Business and Alternative Investment Headquarters (Present position)

Basis for candidacy for appointment as a Director

Mr. Kiyoshi Fushitani is a candidate for new Director. He has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX through his business execution experience in the field of Global Business and Alternative Investment. The Nominating Committee has appointed him as a new candidate for Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management given that he possesses extensive understanding of the Company’s operations.

Details on Candidates for Outside Director

Eiko Tsujiyama (Born December 11, 1947)

Apr.1974	Certified Public Accountant
Aug. 1980	Assistant Professor, Ibaraki University’s School of Humanities
Apr. 1985	Assistant Professor, Musashi University’s School of Economics
Apr. 1991	Professor, School of Economics at Musashi University
Apr. 1996	Dean, School of Economics at Musashi University
Apr. 2003	Professor, School of Commerce and the Graduate School of Commerce at Waseda University (present position)
Sep.2004	Professor, Faculty of Commerce at Waseda University (present position)
Jun. 2008	Corporate Auditor, Mitsubishi Corporation (present position)
Jun.2010	Outside Director, ORIX Corporation (present position)
Sep.2010	Dean, Graduate School of Commerce at Waseda University
May 2011	Corporate Auditor, Lawson, Inc. (present position)
Jun.2011	Audit and Supervisory Board Member, NTT DOCOMO, INC (present position)
Jun.2012	Audit and Supervisory Board Member, Shiseido Company, Limited (present position)

Basis for candidacy for appointment as an Outside Director

Ms. Eiko Tsujiyama is a candidate for Outside Director. She serves as a professor of Waseda University, Faculty of Commerce and has served on government and institutional finance and accounting councils both in Japan and overseas. She has extensive knowledge as a professional accountant.

As Chairperson of the Audit Committee, she has received periodic reports from the Company’s internal audit unit and actively expressed her opinions and made proposals, while leading discussions on the effectiveness of the Company’s internal control system.

The Nominating Committee has appointed her as a candidate for Outside Director because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Robert Feldman (Born June 12, 1953)

Oct. 1983	Economist, International Monetary Fund
May 1989	The chief economist, Salomon Brothers Inc. (currently Citigroup Global Markets Japan Inc.)
Feb. 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan
Apr. 2003	Managing Director, Co-Director of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
Jun. 2010	Outside Director, ORIX Corporation (present position)
Jul. 2012	Managing Director, Chief Economist and Head of Fixed Income Research, Morgan Stanley MUFG Securities Co., Ltd.
Mar. 2014	Managing Director and Chief Economist, Morgan Stanley MUFG Securities Co., Ltd. (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Robert Feldman is a candidate for Outside Director. He currently serves as Managing Director at Morgan Stanley MUFG Securities Co., Ltd., and as an economist, has a deep understanding of the environment and events of business management both in Japan and overseas.

As Chairperson of the Compensation Committee, he has actively expressed his opinions and made proposals during deliberations on the Directors’ compensation system and compensation levels in order to enhance their role as medium- and long-term incentives, from a global perspective based on his wide-ranging experience and knowledge.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Takeshi Niinami (Born January 30, 1959)

Jun. 1995	President of Sodex Corporation (currently LEOC Co., Ltd.)
Apr. 2001	Unit Manager of Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
May 2002	President, Representative Director and Executive Officer, Lawson, Inc.
Mar. 2005	President, Representative Director and CEO, Lawson, Inc.
Jun. 2010	Outside-Director, ORIX Corporation (present position)
May 2013	Representative Director and CEO, Lawson, Inc.
May 2014	Chairman and Representative Director, Lawson, Inc.
May 2014	Chairman and Director, Lawson, Inc.
Jun. 2014	Outside Director, Mitsubishi Motors Corporation (present position)
Oct. 2014	President, Suntory Holdings Limited. (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Takeshi Niinami is a candidate for Outside Director. He currently serves as President of Suntory Holdings Limited.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee, and Compensation Committee, pointing to important matters regarding company management by using his managerial decision making skills based on his wide-ranging experience and knowledge.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Nobuaki Usui (Born January 1, 1941)

May 1995	Director-General of the Tax Bureau, Ministry of Finance
Jan. 1998	Commissioner, National Tax Agency
Jul. 1999	Administrative Vice Minister, Ministry of Finance
Jan. 2003 Dec.2008	Governor and CEO, National Life Finance Corporation (currently Japan Finance Corporation)
Jun. 2011	Outside Auditor, KONAMI CORPORATION (currently KONAMI HOLDINGS CORPORATION) (present position)
Jun. 2012	Outside-Director, ORIX Corporation (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Nobuaki Usui is a candidate for Outside Director. He served successively as the Administrative Vice Minister of Ministry of Finance and the Governor and CEO of National Life Finance Corporation. He has a wealth of knowledge and experience as a finance and tax expert.

As Chairperson of the Nominating Committee, he has actively expressed his opinions and made proposals, leading discussions and deliberations on members of the Board of Directors and executive officers suitable for the Company’s business operations.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Ryuji Yasuda (Born April 28, 1946)

Jun. 1991	Director, McKinsey & Company
Jun. 1996	Chairman, A. T. Kearney, Asia
Jun. 2003	Chairman, J-Will Partners, Co., Ltd. Outside Director, Daiwa Securities Group Inc. (present position)
Apr. 2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
Apr. 2007	Outside Director, Fukuoka Financial Group, Inc. (present position)
Jun. 2009	Outside Director, Yakult Honsha Co., Ltd. (present position)
Jun. 2013	Outside-Director, ORIX Corporation (present position)
Jun. 2015	Outside-Director, Benesse Holdings, Inc. (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Ryuji Yasuda is a candidate for Outside Director. He served successively as Director of McKinsey & Company and Chairman of A.T. Kearney, Asia, and currently serves as an adjunct professor at Graduate School of International Corporate Strategy at Hitotsubashi University. He has a specialized knowledge on corporate strategy acquired through a wide range of past experience.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee, Audit Committee and Compensation Committee pointing to important matters regarding company management, using his expertise in corporate strategy.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Heizo Takenaka (Born March 3, 1951)

Apr.1990	Assistant Professor, Faculty of Policy Management at Keio University
Apr.1996	Professor, Faculty of Policy Management at Keio University
Apr.2001	Minister of State for Economic and Fiscal Policy
Sep.2002	Minister of State for Financial Services and for Economic and Fiscal Policy
Jul.2004	Elected to House of Councillors
Sep.2004	Minister of State for Economic and Fiscal Policy and Communications and Privatization of Postal Services
Oct.2005	Minister for Internal Affairs and Communications and Privatization of Postal Services
Dec.2006	Director, Academyhills (present position)
Aug.2009	Chairman and Director, PASONA Group Inc. (present position)
Apr.2010	Professor, Faculty of Policy Management at Keio University
Jun. 2015	Outside-Director, ORIX Corporation (present position)
Apr.2016	Professor, Faculty of Regional Development Studies at Toyo University

Basis for candidacy for appointment as an Outside Director

Mr. Heizo Takenaka is a candidate for Outside Director. He served successively as Minister of State for Economic and Fiscal Policy, Minister of State for Financial Services, Minister of State for Communications and Privatization of Postal Services and Minister for Internal Affairs, and currently serves as Professor of Toyo University, Faculty of Regional Development Studies. He has a deep understanding of the environment and events of business management and Financial Service both in Japan and overseas.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Nominating Committee

6 Members (Outside Directors: 5)

Chairperson: Nobuaki Usui

Members: Robert Feldman, Takeshi Niinami, Ryuji Yasuda, Hideaki Takahashi and Heizo Takenaka

Audit Committee

4 Members (Outside Directors: 4)

Chairperson: Eiko Tsujiyama

Members: Nobuaki Usui, Ryuji Yasuda and Heizo Takenaka

Compensation Committee

5 Members (Outside Directors: 4)

Chairperson: Robert Feldman

Members: Eiko Tsujiyama, Takeshi Niinam, Ryuji Yasuda and Hideaki Takahashi

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into the lending, investment, life insurance, banking, asset management, automobile-related, real estate, and environment and energy-related businesses. Since its first overseas expansion into Hong Kong in 1971, ORIX has spread its business globally by establishing locations in a total of 36 countries and regions across the world. Moving forward, ORIX aims to contribute to society while continuing to capture new business opportunities. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2015 – March 31, 2016.”

Announcement Regarding Management Changes

Tokyo, Japan—May 10, 2016—ORIX Corporation (”ORIX”), a leading integrated financial services group, today made public an announcement regarding management changes.

New Position	Present Position	Name
Effective as of June 21, 2016
Director, Corporate Executive Vice President Head of Global Business and Alternative Investment Headquarters Head of East Asia Business Headquarters Head of Global Transportation Services Headquarters	Corporate Executive Vice President Head of Global Business and Alternative Investment Headquarters Head of East Asia Business Headquarters Head of Global Transportation Services Headquarters	Kiyoshi Fushitani

Group Senior Vice President President, ORIX Insurance Services Corporation	President, ORIX Insurance Services Corporation	Kazunori Kataoka

Retire*1	Director	Yoshiyuki Yamaya

*1 Mr. Yamaya will be appointed Special Advisor of ORIX on June 21, 2016.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into the lending, investment, life insurance, banking, asset management, automobile-related, real estate, and environment and energy-related businesses. Since its first overseas expansion into Hong Kong in 1971, ORIX has spread its business globally by establishing locations in a total of 36 countries and regions across the world. Moving forward, ORIX aims to contribute to society while continuing to capture new business opportunities. For more details, please visit our website:

http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2015 – March 31, 2016.”

Notice of Partial Amendment to ORIX’s Articles of Incorporation

TOKYO, Japan—May 10, 2016—ORIX Corporation (hereinafter, “ORIX”), a leading integrated financial services group, announced today that it was resolved at its Board of Directors’ meeting held on May 10, 2016, that a proposal for “Partial Amendment to ORIX’s Articles of Incorporation” be submitted as one of the agenda for the 53rd Annual General Meeting of Shareholders to be held on June 21, 2016, as detailed below.

1. Reason for the Amendment

In order to reflect more accurately the current business activities of ORIX and its subsidiaries, and for the purpose of clarifying the purposes of business, we propose to add a new business item in the provision of Article 2 of ORIX’s current Articles of Incorporation.

2. Details of the Amendment

(changes are underlined)

Current provisions of the Articles of Incorporation		Proposed changes to the provisions
Article 2. (Purposes)		Article 2. (Purposes)

The purpose of the Company shall be to engage in the following businesses:		The purpose of the Company shall be to engage in the following businesses:

(1) – (9)	[Omitted]	(1) – (9) [No Change]

[New Provision]

(10) facility planning, development, maintenance, management and operation of airports, roads, other public facilities and similar kinds of aforementioned facilities and the assumption or undertaking of public works

	[New Provision]	(11) production, processing, sale, purchase, research and development of agricultural products, food products and agriculture-related products and facilities

(10) – (20)	[Omitted]	(12) – (22) [ No Change]

3. Date of Amendment of the Articles of Incorporation

The amendment shall be effective on and from June 21, 2016.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since its first overseas expansion into Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in a total of 36 countries and regions across the world. Moving forward, ORIX aims to contribute to society while continuing to capture new business opportunities. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission on June 25, 2015 and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2015 – March 31, 2016.”